MIH SELLS OPENTV
                               ----------------


MIH LIMITED (NASDAQ AND EURONEXT AMSTERDAM : MIHL), the Subscriber Platforms Group, today announced that it has entered into an agreement in terms of which MIHL will sell its 35% interest in OpenTV Corp. ("OpenTV") to Liberty Media Corporation , for a gross amount of approximately US$185 million.

The consideration will be settled in cash and Liberty Media Corporation shares.

"OpenTV has developed into a world leader providing interactive television solutions and has diversified into new business activities such as interactive applications and games channels, " commented Cobus Stofberg, the MIH group's Chief Executive Officer. "However, we wish to build shareholder value through our core subscriber platform businesses, hence the decision to monetise our investment in OpenTV. This transaction ensures that MIH will be in a position to fund future opportunities as and when they arrive."

MIH Limited will conduct a conference call to discuss the sale of OpenTV on Thursday, 9 May 2002.

Time:                   07h00 PDT; 10h00 EST; 15h00 London;
                        16h00 CET; 16h00 South Africa
Dial-in-numbers:        UK Toll number                   0208 781 0577
                        USA Toll number                  001 415 217 0050
                        USA Toll free number             001 800 966 6338
                        South Africa Toll free number    0800 99 11 03
Passcode:               MIH

To listen to the Webcast of the call, visit the Investor Relations section on the MIH web site at http://www.worlductx.com/mih_070402/

                                    - end -

About MIH Limited:

The Group's activities are focussed on subscriber platforms providing television and internet services to over 2 million paying subscribers in Africa, the Mediterranean and Asia. 59% of its subscriber base consists of digital subscribers. Across its platforms MIH has secured long-term rights to premium movies, major sporting events and popular children's programming, all of which are tailored for the local market. The television platforms also provide a range of interactive services such as online games, shopping, banking and on-demand information. MIH has a holding in QQ, the most pervasive instant-messaging platform in Asia.

Supporting its subscriber platforms, Irdeto Access provides encryption and other related services to channel and platform operators worldwide.

Disclaimer: This news release contains "forward-looking statements". These forward-looking statements are subject to a number of risks and uncertainties that could cause MIH Limited's actual results to differ materially from those contemplated herein, including but not limited to, the risk factors detailed in our Annual Report on Form 20-F and other reports filed from time to time by MIH Limited with the Securities and Exchange Commission. MIH Limited undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law. Investors are cautioned not to place undue reliance on any forward-looking statements contained herein.

CONTACT DETAILS:

Mark Sorour
Investor Relations
MIH Limited
+31 (0) 23 556 2871
Msorour@mih.net

Beverley Branford
Investor Relations
MIH Limited
+31 (0) 23 556 2636
Bbranford@mih.com